February 10, 2006

Ms. Melissa Hauber

Senior Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	Hudson Highland Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 14, 2005

Forms 10-Q for Fiscal Quarters Ended

March 31, 2005 and June 30, 2005

File No. 0-50129

Your letter of August 25, 2005 and

Your letter of October 4, 2005

Ladies and Gentlemen:

In response to your letter of October 4, 2005 and our discussion with you on February 2, 2006, we are hereby confirming the following:

•	We will be adopting four business segments (i.e., the three Hudson regional businesses of Hudson Americas, Hudson Europe and Hudson Asia Pacific, and Highland Partners) for reporting purposes beginning with our Form 10-K for the fiscal year ended December 31, 2005.

•	In accordance with SFAS 131, we will be including disclosure of EBITDA by segment, the measure of segment profit or loss reviewed by our chief operating decision maker, in both MD&A and the segment footnote to our financial statements beginning with our Form 10-K for the fiscal year ended December 31, 2005. We will also include a reconciliation of EBITDA to pre-tax income, the most directly comparable GAAP financial measure.

Further, in accordance with your request, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of this response. I am available to discuss these matters and can be contacted at (212) 351-7232.

Sincerely,

/s/ Mary Jane Raymond
Mary Jane Raymond
Executive Vice President & Chief Financial Officer

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